Exhibit 11

                       COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.                            SUPERIOR COURT DEPARTMENT
                                        OF THE TRIAL COURT
                                        CIVIL ACTION NO. 95-2095A
RICHARD M. OSBORNE and
ROBERT G. STERN,

          Plaintiffs,

     v.
                                        COMPLAINT
PRUDENTIAL REALTY TRUST, a
Massachusetts Business Trust, and
JEFFREY L. DANKER, THOMAS F.
MURRAY, JOSEPH M. SELZER,
RICHARD J. BOYLE, FRANCIS L.
BRYANT, as Trustees of the
Prudential Realty Trust,

          Defendants.

                         Parties

    1. Plaintiff Richard M. Osborne ("Mr. Osborne")is an Ohio resident and, both in his own right and as the managing member of a limited liability company, a shareholder of Prudential Realty Trust.
    2. Plaintiff Robert G. Stern ("Mr. Stern") is a Massachusetts resident and shareholder of Prudential Realty Trust.
    3. Defendant Prudential Realty Trust ("Prudential" or "Trust") is a voluntary association established under the laws of the Commonwealth of Massachusetts by a Declaration of Trust dated June 19, 1985. Prudential maintains an office in Boston, Massachusetts and has its principal place of business at Prudential Plaza, Newark, New Jersey. The Trust's place of business, according to paragraph 1.2 of the Trust, is Prudential Center, 4th Floor, Boston, MA 02199.
    4. Defendant Jeffrey L. Danker is the President and a trustee of Prudential. He resides at 231 Oak Ridge Avenue, Summit, New Jersey.
    5. Defendant Joseph M. Selzer is the Vice-President, Treasurer, Principal Financial Officer and a trustee of Prudential. He resides at 16 Lombard Drive, West Caldwell, New Jersey.
    6. Defendant Richard J. Boyle is a trustee of Prudential who resides at 83 Druid Hill Road, Summit, New Jersey.
    7. Defendant Thomas F. Murray is a trustee of Prudential who resides at 7 Midland Gardens, Bronxville, New York.
    8. Defendant Francis L. Bryant is a trustee of Prudential who resides at 2 Sturgis Road, Bronxville, New York.

                        Jurisdiction and Venue
    9. This Court has jurisdiction over this matter in that Prudential maintains an office in Massachusetts and the terms of the Declaration of Trust provide that the rights of all parties and the effect and construction of every provision of the Declaration of Trust shall be subject to, and construed according to, the statutes and laws of the Commonwealth of Massachusetts.
    10. Venue is proper in this Court pursuant because Prudential maintains an office in Boston, Suffolk County, Massachusetts.

                           The Trust
    11. On June 19, 1985, Prudential, a Massachusetts business trust, was formed pursuant to a Declaration of Trust for the purpose of investing in real property; it was further desired that the trust qualify as a real estate investment trust ("REIT") under the REIT provisions of the U.S. Internal Revenue Code. Shares of the trust are traded on the New York Stock Exchange. Prudential is managed by its trustees and the shareholders of Prudential are beneficiaries of the trust.
    12. Prudential owns in trust for its beneficiaries three properties: two office complexes and an industrial park. These properties were purchased by the Trust at or around the time of the Trust's formation. On information and belief, Prudential paid
$99.9 million for the three properties.
    13. Mr. Osborne, in his own right and as managing member of a limited liability company, is the beneficial owner of 2,043,800 capital shares of beneficial interest of Prudential (or 18.4% of the class) and 1,011,900 income shares of beneficial interest of Prudential (or 9.1% of the class). Mr. Stern owns 1,000 income shares and 1,000 capital shares of beneficial interest of Prudential. Under the terms of the Declaration of Trust, income shares of beneficial interest are entitled to receive dividends and a liquidation preference as to distributions (beyond any realized capital gains) over the capital shares of beneficial interest. Mr. Osborne currently owns approximately 13.7% percent of Prudential's outstanding shares of beneficial interests.
    14. Article 3.2(l) of the Declaration of Trust granted the trustees the express authority to sell or transfer the Trust Estate to any person in exchange for the shares of beneficial interest in Prudential, or to merge or consolidate the Trust with any person.

    15. According to the terms of the Declaration of Trust, it was intended that the trustees would "hold the Trust's investments in interests in Real Property for a period of approximately 10-1/2 years after the effective date of the Registration Statement and, after that time, the Trustees would dispose of any remaining assets of the Trust in an orderly fashion within a period of approximately 18 months in order to achieve a complete liquidation of the Trust by the end of the quarter in which the twelfth anniversary after the effective date of the Registration Statement shall fall." On information and belief, the Registration Statement became effective on or about August 26, 1985.
    16. However, the Declaration of Trust did not provide for the automatic liquidation of the Trust. On the contrary, the Declaration of Trust expressly provided that
          The Trust's existence and the maximum holding period for its investments may be extended beyond such twelve year period only if (a) (i) at any time after December 31, 1994, a majority of the Trustees. . . affirmatively determines that such extension would be in the best interest of the Shareholders, taking into consideration the then prevailing conditions in the relevant real estate markets, and recommends to the Shareholders a single specified extension of the aforesaid twelve year period (not to exceed two years) and
          (ii) the holders of a majority of each class of the Shares then outstanding and entitled to vote thereon approve such extension or (b) the Trust is a party to any judicial . . . proceeding . . .
          with respect to the Trust, which in the Trustees' reasonable judgment makes impracticable a final distribution in liquidation to the Shareholders.





                    The Prospectus

    17. The public offering of shares of Prudential was accomplished pursuant to a Prospectus dated August 22, 1985, as approved by the United States Securities and Exchange Commission. Under the heading "Fiduciary Responsibility of Trustees," the Prospectus informed shareholders that, consistent with the terms of the Declaration of Trust and Massachusetts law, "the Trustees are accountable to the Trust's shareholders as fiduciaries and are required to perform their duties in good faith in a manner each Trustee believes to be in the best interest of the Trust, with such care, including reasonable inquiry, as a prudent person in a like position would use under similar circumstances."
    18. The Prospectus further provides that all capital gains accrued by the Trust shall be payable to Prudential's capital shareholders. The Prospectus defines "capital gain" as "the amount computed consistent with the Trust's tax records in respect of any disposition of a capital asset of the Trust and equal to the difference between the adjusted basis of such asset and the amount realized on disposition, net of brokers' fees and other disposition expenses." Once the Trust has realized capital gains from the sale or other disposition of any of the Trust's assets (i.e., one of the three real properties owned by the Trust), the Trustees must immediately distribute the capital gains to the holders of capital shares. The Prospectus plainly states that, "upon any sale of a property prior to the adoption by the Trust of a plan of liquidation, the Trust intends promptly to distribute all Capital Gains to the holders of the Capital Shares." Although the holders of capital shares are entitled to receive distributions of assets, "dividends on such shares will be payable only following the recognition of Capital Gain (as defined) by the Trust."
    19. According to the Prospectus, holders of income shares, in addition to receiving dividends, are entitled to receive a preference over capital shares for distributions from the liquidation of Trust assets. The payment of dividends during the life of the Trust, and distributions following the termination of the Trust or the disposition of any Trust assets, are payable from Prudential's "distributable cash," which is defined as the net revenues of the Trust. And the Prospectus further provides:
"Distributable Cash shall not, however, include any Capital Gain
...."  At the time of the termination of the Trust, holders of income shares are entitled to the redemption of their shares in the amount of $8.00 per share plus accrued and unpaid dividends, and such redemption shall receive a preference in payment from the Trust's distributable cash.

          The Trustees' Failure to Act in the
          Best Interest of the Beneficiaries

    20. During the nearly ten years of the Trust's existence, the value of its shares and underlying real estate have dropped precipitously. The capital share trading price has declined from a high of $2.30 per share on August 30, 1985 to only $0.41 per share
on February 17, 1995.   Similarly, the income share trading price
has declined from a high of $8.11 on August 30, 1985 to $4.13 per share on February 17, 1995. Meanwhile, the appraised value of the underlying assets has plummeted. On information and belief, the appraised value in 1985 of the Trust Estate was between $90 million and $100 million. In a Form 8-K Report filed on February 15, 1995, by the Trustees with the Securities and Exchange Commission, the appraised value of the Trust Estate by the close of 1994 was only $73.7 million.
    21. As the value of the Trust Estate and Prudential's shares of beneficial interest declined, the Trustees took no significant actions to halt the slide. The administrative costs of the Trust Estate were unreasonably high at the same time that occupancy rates in the properties was low. Moreover, even though it became evident that the marketability of the shares was being materially harmed by the two-tiered share structure that was constructed when the real estate market was rapidly rising, the Trustees failed to collapse the shares into a single class of stock as other REITs had successfully done in the early 1990s.
    22. Nonetheless, despite Prudential's historically poor financial performance, there are signs that Prudential is finally turning around. Modest gains in the value of the Trust Estate and the price of the shares have been recorded during the last fifteen months. The February 17, 1995, Form 8-K reveals that the market value of the Trust Estate increased by 13% during the calendar year 1994. Similar increases have occurred during 1994 and 1995 in the price of Prudential's capital and income shares.
    23. Notwithstanding such a financial turnaround, and in the face of modest gains and the opportunity to give the beneficiaries - including the plaintiff - a long-awaited chance to recoup their losses, the Trustees have embarked on a course of conduct intent on liquidating the trust as quickly as possible. During the latter half of 1994, the Trustees retained the services of J.P. Morgan Securities, Inc. to solicit bids for the liquidation of the Trust's assets as contemplated by the Declaration of Trust - even though such liquidation is not called for under the terms of the Declaration of Trust for another year.
    24. In addition, the Trustees have announced that they intend to favor the interests of the income shareholders over those of the capital shareholders in the event that they are successful in liquidating the Trust. In their Form 10-K filing with the Securities and Exchange Commission dated March 29, 1995, the Trustees stated their intention to redeem the income shares at $8.00 per share plus accrued interest and unpaid dividends prior to calculating the amount of any capital gains payable to capital shareholders. According to the Form 10-K,

    The holders of the Income Shares are entitled, in general, to all Distributable Cash of the Trust (as defined in the Declaration of Trust) and, at or prior to the termination of the Trust, to redemption of such shares up to the stated value of $8.00 per share plus accrued and unpaid dividends.
    The holders of the Capital Shares are entitled to all other shareholder distributions which will, in general, include capital gains, if any, of the Trust.

    25. Nowhere in the Declaration of Trust or Prospectus does it state that the redemption of the income shares shall be made payable prior to the payment of capital gains to capital shareholders. On the contrary, the offering documents specify that the payment of capital gains is distinct from distributions and dividends, and shall be paid immediately upon the disposition of any trust assets if any such capital gain is realized.
    26.  On December 21, 1994, February 21, 1995 and March 16,
1995, Mr. Osborne met with representatives of Prudential to discuss his investment in Prudential. At those meetings, Mr. Osborne noted that he believed that Prudential's stock price was undervalued and Prudential was dogged by high advisory costs.
    27. Because Mr. Osborne believes that the Shareholders can and should have the opportunity to recoup their investment, Mr. Osborne proposed to the trustees that Prudential be merged into a new entity with a single class of common stock. In addition, Mr. Osborne has proposed that experienced professional management be retained to manage the Trust Estate on an ongoing basis and, in connection with this proposal, Mr. Osborne has guaranteed that management expenses will be reduced by at least 50%, i.e., $400,000. Mr. Osborne's proposal also has the added advantage of providing a mechanism through which shareholders who wish to withdraw and liquidate their investment can do so while the remaining shareholders can continue to hold their shares.

    28. The trustees have rebuffed Mr. Osborne's attempts to streamline the structure and management of the Trust Estate. And, in meetings with the Trustees and their representatives, the Trustees have indicated that they are not interested in Mr. Osborne's proposals and that they are not inclined to bring his proposals to a vote of the shareholders. Indeed, the Trustees have specifically rejected Mr. Osborne's oral proposal that the parties enter into a standstill agreement whereby the Trustees would agree to refrain from disposing of any of the Trust Estate while the Trustees evaluated Mr. Osborne's proposal.
    29. Instead, the Trustees have continued their efforts to liquidate the Trust Estate at the earliest available dates and, upon information and belief, Prudential is presently negotiating to sell the property in Indianapolis.
    30. The liquidation of the Trust Estate at this time would cause the plaintiffs and other beneficiaries significant harm. At best, there would be a modest premium, if any, over the current market to the Income stockholders and no payout to the Capital stockholders. This is because the liquidation value of the assets of the Trust Estate is significantly lower than it is likely to be in the coming years. It is thus anticipated that the liquidation would not be well received in the stock market; the price of the income shares would be less than half the price paid by the plaintiffs, and the capital shares would be virtually worthless.

                                  COUNT I
                          (Breach of Fiduciary Duty)

    31. Plaintiffs reallege and repeat paragraphs 1 through 30 as if fully restated herein.
    32. The Trustees have failed to protect the interests of all of the Trust's beneficiaries and perform their duties in good faith by acting in a manner that is in the best interests of the Trust, with such care, including reasonable inquiry, as a prudent person in a like position would use under similar circumstances. By so doing, the Trustees' have breached their fiduciary duty of utmost good faith and loyalty owed to the plaintiffs; this breach has caused, and will continue to cause, the plaintiffs substantial harm and damage.
                              Count Two
                 (Violation of G.L. c. 93A, section 11)

    33. Plaintiffs reallege and repeat paragraphs 1 through 30 as if fully restated herein.
    34. The Trustees' continuing breaches of fiduciary duty constitute unfair and deceptive acts and practices by them in violation of Chapter 93A, section 11 of the laws of the Commonwealth of Massachusetts. On information and belief, such conduct on the part of the Trustees was both knowing and willful.



                             Count Three
                       (Declaratory Judgement)

    35. Plaintiffs reallege and repeat paragraphs 1 through 30 as if fully restated herein.
    36. There presently exists an actual and justiciable controversy between the parties with respect to the rights and obligations of the Trustees under the Declaration of Trust and Prospectus. Accordingly, the plaintiffs seek declaratory relief pursuant to G.L. c. 231A, and ask the Court to determine the respective rights and obligations of the parties.

    WHEREFORE, plaintiffs seek the following relief:
    1. That they be awarded judgement against the defendants on Counts I and II of this complaint for the full amount of their loss and damage;
    2. That the amount of the judgement against the defendants on Count II of this complaint be trebled, or at least doubled, and that the plaintiffs be awarded their costs and expenses of bringing this action, including reasonable attorneys' fees;
    3. That the respective rights and responsibilities of the parties be determined, as requested in Count III; and
    4, For such other and further relief as the Court shall deem appropriate and just.



    THE PLAINTIFFS HEREBY DEMAND A TRIAL BY JURY OF ALL CLAIMS
CONTAINED IN THIS COMPLAINT WHICH ARE TRIABLE BY JURY.


Dated:  April 14, 1995             The Plaintiffs,
                                   By their counsel,



/s/ Philip Y. Brown                /s/ Edwin A. McCabe
Philip Y. Brown(BBO #552366)       Edwin A. McCabe (BBO #327040)
Grant Schwartz & Brown             Joseph P. Davis III (BBO #551111)
31 Newbury Street                  Cuddy Bixby
Boston, Massachusetts 02116        One Financial Center
(617) 421-1800                     Boston, Massachusetts 02116
                                   (6170 348-3600